

July 7, 2010

James M. Gallagher
MAA, LLC, Liquidating Trustee
c/o Richards, Layton & Finger, P.A.
One Rodney Square, 920 North King Street
Wilmington, DE 19801
Attn: Russell C. Silberglied

> **Re:** **Refco Public Commodity Pool, LP**
> **Schedule 14D-9**
> **Filed on July 6, 2010**
> **File No. 005-85521**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Identity and Background of Filing Person, page 2

1.   On page 3, you state that "[w]ith respect to all information described . . . as contained in the Offer and the Schedule TO . . . neither the Liquidating Trustee nor the Fund take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information." Although you may include appropriate language about the limits on the reliability of the information, you may not disclaim all responsibility for its accuracy or completion. Please revise.

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 3

2.   We note your statement that the Purchaser has agreed to bear any expenses associated with your filing, mailing and delivery of the Form of Liquidating Trustee's Letter to Unit holders and any accompanying exhibits. If this agreement has been reduced to writing, it should be filing as an exhibit. See Item 1016(e) of Regulation M-A.

Item 4. The Solicitation or Recommendation, page 3

3.   This section includes the Liquidating Trustee's recommendation regarding the Offer, and a discussion of the reasons for the Liquidating Trustee's position. Exchange Act Rule 14e-2 requires the subject company to provide this information. The Liquidating Trustee may take a position with respect to the offer on behalf of the Fund, just as a general partner of a limited partnership would typically do. Please revise or advise.

Signature, page 10

4.   Please file evidence of the Liquidating Trustee's authority to sign on behalf of the registrant. See Instruction to Signature for Schedule 14D-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James M. Gallagher
MAA, LLC
July 7, 2010
Page 3

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: <u>Via Facsimile (202) 756-3333</u>
David E. Brown, Jr., Esq.
Alston & Bird LLP